Exhibit 99.3

ABN AMRO Finds Smarter and Faster Digital Customer Experiences with NICE CXone

NICE simplified ABN AMRO’s infrastructure with migration to the cloud

Hoboken, N.J., July 17, 2023 – NICE (Nasdaq: NICE) has today announced that ABN AMRO, a leading eurozone financial institution located in the Netherlands, has deployed NICE CXone to expand its digital capabilities across all touchpoints and provide a smarter, faster customer experience across the entire journey. Alongside reseller, Infosys, NICE helped ABN AMRO migrate from on-premise to cloud with CXone in a quick, easy and risk-free way, aiding the bank’s wider digital transformation ambitions.

ABN AMRO required an upgrade that would simplify its infrastructure and address customers’ new digital needs. With thousands of employees working across various campuses and remotely, ABN AMRO also needed a solution that was easy to configure, agile, and had flexible capabilities that addressed the new hybrid working environment. Handling around five million calls annually, ABN AMRO integrated NICE’s unified platform, CXone, alongside attached solutions including CXone Workforce Management (WFM), CXone Audio Recording, and CXone Personal Connection, so that they work harmoniously with existing third-party CRM and chatbot solutions.

ABN AMRO required a cloud-based solution with a complete set of capabilities that allowed it to expand CX further than the capabilities of its previous vendor. By understanding the customer’s business needs, NICE and Infosys were able to provide a fast deployment without disrupting day-to-day activities. NICE CXone enhances the experience using purpose-built AI to provide smarter, faster service. In addition, CXone’s WFM capability simplifies workforce management activities by eliminating manual processes, proactively optimizing intraday schedules, and empowering agents and supervisors with automated workflows.

Looking forward, ABN AMRO is testing the use of social media by leveraging NICE CXone omnichannel chat capabilities to reach its customers more efficiently. Additionally, NICE CXone Personal Connection will be used to maximize agent utilization with increased connection rates and to control third-party systems. NICE CXone Recording provides secure, full-featured interaction recording to satisfy contact center compliance and quality assurance needs.

Wandana Jankie, Contract Owner and IT Lead Customer Interaction, ABN AMRO, said, “with NICE CXone we have a place where the remote customer journey is orchestrated and comes to life. It allowed us to expand our digital capabilities and provide our customers with a better experience. The integration with NICE, together with our implementation partner Infosys, has been smooth with already 6000 users migrated and I could not be happier with the results.”

“We are pleased to have provided ABN AMRO with infrastructure capable of meeting today’s digital customer expectations as well as the bank’s digital ambitions of tomorrow,” said Darren Rushworth, President, NICE International. “With our scalable, cloud native platform and suite of best-of-breed solutions, ABN AMRO will be able to increase omnichannel capabilities and meet their customers at any touchpoint.”

About ABN AMRO
ABN AMRO is a personal bank in the digital age that is committed to playing a serious role in society. This age of digital transformation helps them to bring banking ever closer to their clients and what they need. ABN AMRO’s areas of focus are inclusion, sustainability, social entrepreneurship, innovation, daily banking and more. https://www.abnamro.com/nl/home

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.